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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                  Commission File Number 0-26520


                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K

For Period Ended:  December 31, 1998
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
         Item 8. Report of KPMG LLP as to fiscal year ended December 31, 1998;
         Item 8. Report of Coopers & Lybrand LLP as to fiscal years ended December 31, 1998 and December 31, 1997;
         Exhibit 23.2 Consent of KPMG LLP; and
         Exhibit 23.1 Consent of PricewaterhouseCoopers LLP

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant       NEOPROBE CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)

                        425 Metro Place North, Suite 300
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City, state and zip code    Dublin, Ohio  43017-1367
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously disclosed in the Registrant's Form 8-K dated December 7, 1998, PricewaterhouseCoopers LLC ceased being the Registrant's principal accountant on December 1, 1998 and KPMG LLP became the Registrant's principal accountant on December 7, 1998. Although the Registrant has fully cooperated with KPMG LLP, KPMG LLP informed the Registrant on March 31, 1999, which was the deadline for filing the Registrant's Annual Report on Form 10-K ("Form 10-K"), that KPMG LLP would not release their audit report on March 31, 1999 because they had not yet completed their audit. PricewaterhouseCoopers LLP will not release their audit report until KPMG LLP's audit is completed. Therefore, the Registrant filed the Form 10-K on March 31, 1999 without the audit reports of KPMG LLP and PricewaterhouseCoopers LLP, and without the consents of KPMG LLP and PricewaterhouseCoopers LLP pursuant to Rule 12b-25(c).


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert S. Schwartz                             (614) 223-9304
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          (Name)                              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NEOPROBE CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 1, 1999                     By: /s/  David C. Bupp
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                                           David C. Bupp,
                                           Chief Executive Officer and President